SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

Unitrin, Inc. 401(k) Savings Plan

A. (Full title of the plan and address of the plan, if different from that of the issuer named below)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B. (Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2008, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2008, and the related schedules thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 25, 2009

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

(Dollars in Thousands)

	2008	2007
Assets:
Participant-Directed Investments at Fair Value (See Note 3)	$186,949	$267,090
Participant Loans at Unpaid Principal Balance	7,812	8,849

Total Investments	194,761	275,939
Employer Contributions Receivable	46	24
Participant Contributions Receivable	99	70
Investment Income Receivable	—	139

Net Assets Available for Benefits at Fair Value	194,906	276,172
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts (See Note 1)	3,516	370

Net Assets Available for Benefits	$198,422	$276,542

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $255	$6,093
Participant Contributions	19,736
Transfers in from Other Benefit Plan (See Note 7)	5,161
Dividends from Mutual Fund Shares	2,477
Dividends from Collective Trusts	153
Interest from Participant Loans	625
Dividends from Common Stock	945

Total Additions to Net Assets	35,190

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	33,938
Net Depreciation in Fair Value of Investments	79,252
Investment Expenses	120

Total Deductions from Net Assets	113,310

Decrease in Net Assets Available for Benefits	(78,120)
Net Assets Available for Benefits, Beginning of the Year	276,542

Net Assets Available for Benefits, End of the Year	$198,422

The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Participant – Directed Investments are stated at fair value. Participant Loans are stated at unpaid principal balances, which approximate fair value. The Wells Fargo Stable Return Fund G and the Invesco Stable Value Trust are common collective trusts which own fully benefit-responsive investment contracts. The fair values of the Plan’s investments in the Wells Fargo Stable Return Fund G and the Invesco Stable Value Trust are based on the reported fair value of the underlying contracts. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are valued using quoted market prices of the underlying common stock.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAGINV-1 and SOP94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and is not affected by FSP AAGINV-1 and SOP94-4-1

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. Certain administrative expenses are paid by Unitrin, Inc. (“Unitrin” or the “Company”).

Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $138 thousand and $108 thousand at December 31, 2008 and 2007, respectively.

Note 1 – Basis of Presentation (continued)

Adopted Accounting Standard

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurement. SFAS No. 157 is effective for the Plan beginning with its year ended December 31, 2008. On January 1, 2008, the Plan adopted SFAS No. 157. The initial application of SFAS No. 157 did not have an effect on the fair values reported by the Plan. The additional disclosures required by SFAS No. 157 are presented in Note 4, “Fair Value Measurements.” On October 10, 2008, the FASB issued FSP SFAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP SFAS No. 157-3 does not change the fair value measurement principles in SFAS No. 157, but rather provides guidance of the application of those measurement principles in the extreme inactive markets that currently exist.

Note 2 - Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan that is available to employees of Unitrin and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution on the first day of the month following the employee’s first full year of employment.

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Unitrin provides a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.

An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.

Note 2 - Plan Description (continued)

Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 - Investments

All investments are directed by participants and held by the Plan’s trustee. Subject to certain limitations, participants were permitted to invest in one or more of the following investments during 2008, or such shorter time period as indicated below:

(i)	certain investment funds sponsored by the Wells Fargo Bank, NA group of companies:

Wells Fargo Stable Return Fund G

Wells Fargo S&P 500 Index Fund G

Wells Fargo International Equity Index Fund G (June 2, 2008 – December 31, 2008);

(ii)	certain investment funds sponsored by the Janus group of companies:

Perkins Small Cap Value Instl Fund (formerly known as Janus Small Cap Value Fund (I))

Janus Overseas Fund;

(iii)	a certain investment fund sponsored by the PIMCO Funds group of companies:

PIMCO Total Return Instl Fund;

(iv)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:

Dreyfus Appreciation Fund, Inc;

(v)	a certain investment fund sponsored by the American Funds group of companies:

American Funds Growth Fund of America R5;

(vi)	a certain investment fund sponsored by the Van Kampen group of companies:

Van Kampen Equity and Income I Fund;

(vii)	a certain investment fund sponsored by the Goldman Sachs group of companies:

Goldman Sachs Mid Cap Value Instl Fund;

(viii)	a certain investment fund sponsored by the Hotchkis and Wiley group of companies:

Hotchkis and Wiley Large Cap Value I Fund;

(ix)	a certain investment fund sponsored by the Allianz Fund group of companies:

Allianz CCM Mid Cap Instl Fund;

(x)	a certain investment fund sponsored by the Baron Assets group of companies:

Baron Small Cap;

(xi)	certain investment funds sponsored by the Fidelity Advisor Funds group of companies:

Fidelity Advisor Freedom Inc I

Fidelity Advisor Freedom 2010 I

Fidelity Advisor Freedom 2020 I

Fidelity Advisor Freedom 2030 I

Fidelity Advisor Freedom 2040 I

Fidelity Advisor Freedom 2050 I (June 2, 2008 – December 31, 2008); and

(xii)	the Unitrin Stock Fund.

Note 3 – Investments (continued)

At December 31, 2007, the Plan held an investment in the Invesco Stable Value Trust. Effective April 10, 2007, participants were not permitted to make additional investments in the Invesco Stable Value Trust, but were permitted to retain any existing investment in the Invesco Stable Value Trust until January 25, 2008, at which time the investments in the Invesco Stable Value Trust were redeemed and the proceeds were transferred to the Wells Fargo Stable Return Fund G.

In addition to its investment in Unitrin, Inc. common stock, the Unitrin Stock Fund had investments of $369 thousand and $79 thousand in the Wells Fargo Short-Term Investment Fund G at December 31, 2008 and 2007, respectively. The Wells Fargo Short-Term Investment Fund G is used to provide liquidity for the Unitrin Stock Fund. The Wells Fargo Short-Term Investment Fund G is not an investment option for participants.

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2008 were:

(Dollars in Thousands)
Wells Fargo Stable Return Fund G	$62,473
PIMCO Total Return Instl Fund	18,656
Janus Overseas Fund	15,245
Dreyfus Appreciation Fund, Inc.	14,690
Wells Fargo S&P 500 Index Fund G	11,723
American Funds Growth Fund of America R5	11,416

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2007 were:

(Dollars in Thousands)
Invesco Stable Value Trust	$47,029
Janus Overseas Fund	38,632
Dreyfus Appreciation Fund, Inc.	25,275
Unitrin Stock Fund	23,305
Wells Fargo S&P 500 Index Fund G	19,863
American Funds Growth Fund of America R5	19,336
PIMCO Total Return Instl Fund	15,444
Van Kampen Equity and Income I Fund	14,869

Note 3 – Investments (continued)

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated or depreciated in value as follows:

(Dollars in Thousands)
Investment
Wells Fargo Stable Return Fund G	$2,293
Invesco Stable Value Trust	133
Fidelity Advisor Freedom 2050 I	(11)
Wells Fargo International Equity Index Fund G	(40)
Fidelity Advisor Freedom Inc I	(121)
PIMCO Total Return Instl Fund	(201)
Fidelity Advisor Freedom 2010 I	(445)
Fidelity Advisor Freedom 2030 I	(917)
Fidelity Advisor Freedom 2040 I	(979)
Fidelity Advisor Freedom 2020 I	(1,042)
Baron Small Cap Fund	(1,588)
Goldman Sachs Mid Cap Value Instl Fund	(2,081)
Perkins Small Cap Value Instl Fund	(2,854)
Van Kampen Equity and Income I Fund	(3,748)
Hotchkis and Wiley Large Cap Value I Fund	(4,397)
Allianz CCM Mid Cap Instl Fund	(5,512)
Wells Fargo S&P 500 Index Fund G	(7,120)
American Funds Growth Fund of America R5	(7,847)
Dreyfus Appreciation Fund, Inc.	(7,995)
Unitrin Stock Fund	(15,651)
Janus Overseas Fund	(19,129)

Net Depreciation in Fair Value of Investments	$(79,252)

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 – Fair Value Measurements

SFAS No. 157 defines fair value and establishes a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Note 4 – Fair Value Measurements (continued)

Under SFAS No. 157, the inputs used to measure fair value must be classified into one of three levels as follows:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. In accordance with SFAS No. 157, the Plan is not permitted to adjust quoted market prices in an active market, even if the Plan owns a large investment, the sale of which could reasonably impact the quoted price.

The valuation of assets measured at fair value at December 31, 2008 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments at Fair Value:
Collective Trusts	$—	$74,368	$—	$74,368
Common Stocks	9,006	—	—	9,006
Mutual Fund Shares	103,575	—	—	103,575
Loans to Participants	—	—	7,812	7,812

Total Investments at Fair Value	$112,581	$74,368	$7,812	$194,761

Additional information pertaining to the changes in the fair value of the Plan’s investments classified as Level 3 for the year ended December 31, 2008 is presented below:

(Dollars in Thousands)	Loans to Participants
Balance at January 1, 2008	$8,849
Purchases, issuances, and settlements	(1,037)

Balance at December 31, 2008	$7,812

Note 5 – Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. The Plan was restated in its entirety, effective April 1, 2007. Subsequent to the restatement, the Plan received a new favorable determination letter dated October 15, 2008 from the Internal Revenue Service. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made on the loans are generally not tax deductible.

Note 6 – Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc., which is an investment option in the Plan.

Note 6 – Related Parties (continued)

At December 31, 2008 and 2007, Plan assets included 544,319 shares and 473,992 shares of Unitrin common stock, respectively, at aggregate fair values of $8.7 million and $22.7 million, respectively. The Plan recorded dividends of $0.9 million from participants’ investments in the Unitrin Stock Fund for the year ended December 31, 2008.

Note 7 – Plan Merger

At December 31, 2007, Merastar Insurance Company, a wholly-owned subsidiary of the Company, was the sponsor of the Merastar Employees 401(K) Plan (the “Merastar Plan”). The Merastar Plan was merged into the Plan on May 20, 2008, and the related assets of the Merastar Plan, with a fair value of $5.2 million, were transferred into the Plan.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2008 and 2007.

(Dollars in Thousands)	December 31, 2008	December 31, 2007
Net Assets Available for Benefits per the Financial Statements	$198,422	$276,542
Less: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(3,516)	(370)

Total Assets per the Form 5500	194,906	276,172
Less: Liability for Unpaid Benefits per the Form 5500	(138)	(108)

Net Assets per the Form 5500	$194,768	$276,064

The following is a reconciliation of Decrease in Net Assets Available for Benefits per the Financial Statements to Net Loss per the Form 5500 for the year ended December 31, 2008.

(Dollars in Thousands)
Decrease in Net Assets Available for Benefits per the Financial Statements	$(78,120)
Less:
Transfers in from Other Benefit Plan (See Note 7)	(5,161)
Change in the Liability for Unpaid Benefits per the Form 5500	(30)
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(3,146)

Total Net Loss per the Form 5500	$(86,457)

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2008

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

*	Wells Fargo Stable Return Fund G	Collective Trust	$62,473
	PIMCO Total Return Instl Fund	Mutual Fund Shares	18,656
	Janus Overseas Fund	Mutual Fund Shares	15,245
*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	14,690
*	Wells Fargo S&P 500 Index Fund G	Collective Trust	11,723
	American Funds Growth Fund of America R5	Mutual Fund Shares	11,416
	Van Kampen Equity and Income I Fund	Mutual Fund Shares	9,619
	Perkins Small Cap Value Instl Fund	Mutual Fund Shares	9,231
*	Unitrin Stock Fund	Common Stock	9,006
	Allianz CCM Mid Cap Instl Fund	Mutual Fund Shares	6,469
	Hotchkis and Wiley Large Cap Value I Fund	Mutual Fund Shares	4,582
	Goldman Sachs Mid Cap Value Instl Fund	Mutual Fund Shares	3,452
	Baron Small Cap Fund	Mutual Fund Shares	2,430
	Fidelity Advisor Freedom 2020 I	Mutual Fund Shares	2,329
	Fidelity Advisor Freedom 2040 I	Mutual Fund Shares	1,776
	Fidelity Advisor Freedom 2030 I	Mutual Fund Shares	1,757
	Fidelity Advisor Freedom 2010 I	Mutual Fund Shares	1,211
	Fidelity Advisor Freedom Inc I	Mutual Fund Shares	604
*	Wells Fargo International Equity Index (G) Fund	Collective Trust	172
	Fidelity Advisor Freedom 2050 I	Mutual Fund Shares	108
*	Participants	Participant Loans (4.25% - 9.5% Maturing 2008 to 2014)	7,812

			$194,761

*	This party is known to be a party-in-interest to the Plan.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 25, 2009